SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)
                                Amendment No. 1

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                          American Electromedics Corp.
                                (Name of Issuer)

                    Common Stock, $ 0.10 par value per share
                         (Title of Class of Securities)

                                   025569-104
                                 (CUSIP Number)
                                   May 8, 1998
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)

CUSIP No. 025569-104
Page 2 of 7 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                          Jubilee Investors LLC
                                          52-2096497
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                  (a)  [ ]
                                                                  (b)  [X]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                708,435
SHARES
               -----------------------------------------------------------------
BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 -0-
OWNED BY
               -----------------------------------------------------------------
EACH           (7)  SOLE DISPOSITIVE POWER
                                                708,435
REPORTING
               -----------------------------------------------------------------
PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 -0-
--------------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT
             BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 708,435
--------------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES *                       [ ]
--------------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                9.2%
--------------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON *
                                                 OO
--------------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 025569-104
Page 3 of 7 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                          West End Capital LLC
                                          13-3955700
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                  (a)  [ ]
                                                                  (b)  [X]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware
               -----------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                758,435
SHARES
               -----------------------------------------------------------------
BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 -0-
OWNED BY
               -----------------------------------------------------------------
EACH           (7)  SOLE DISPOSITIVE POWER
                                                758,435
REPORTING
               -----------------------------------------------------------------
PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 -0-
--------------------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 758,435
--------------------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES *                       [ ]
--------------------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                9.9%
--------------------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON *
                                                 OO
--------------------------------------------------------------------------------
                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 025569-104
Page 4 of 7 Pages

Item 1(a).     Name of Issuer:

      The name of the issuer is American Electromedics Corp. (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

      The Company's principal executive offices are located at 13 Columbia Drive, Suite 18, Amherst, New Hampshire 03031.


Item 2(a).     Name of Person Filing:

      This statement is filed by:
            (i) Jubilee Investors LLC, a limited liability company organized under the laws of the State of Delaware with respect to the shares of Common Stock beneficially owned by it; and
            (ii) West End Capital LLC, a limited liability company organized under the laws of the State of Delaware, with respect to the shares of Common Stock beneficially owned by it and Jubilee Investors LLC.

              The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

Item 2(b).     Address of Principal Business Office or, if None, Residence:

      The address of the business office of each of the Reporting Persons is 1 World Trade Center, Suite 4563, New York, New York 10048.

Item 2(c).     Citizenship:

      Jubilee Investors LLC is a limited liability company organized under the laws of the State of Delaware.

      West End Capital LLC is a limited liability company organized under the laws of the State of Delaware.

Item 2(d).     Title of Class of Securities:

 Common Stock, $0.10 par value per share (the "Common Stock")

CUSIP No. 025569-104
Page 5 of 7 Pages

Item 2(e).  CUSIP Number:     025569-104

Item 3.     If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

            (a)   [ ]   Broker or dealer registered under Section 15 of the Act,

            (b)   [ ]   Bank as defined in Section 3(a)(6) of the Act,

            (c)   [ ]   Insurance Company as defined in Section 3(a)(19) of the
                        Act,

            (d)   [ ]   Investment Company registered under Section 8 of the
                        Investment Company Act of 1940,

            (e)   [ ]   Investment Adviser registered under Section 203 of the
                        Investment Advisers Act of 1940,

            (f)   [ ]   Employee Benefit Plan or Endowment Fund in accordance
                        with 13d-1 (b)(1)(ii)(F),

            (g)   [ ]   Parent Holding Company or control person in accordance
                        with Rule 13d-1 (b)(ii)(G),

            (h)   [ ]   Savings Associations as defined in Section 3(b) of the
                        Federal Deposit Insurance Act,

            (i)   [ ]   Church Plan that is excluded from the definition of an
                        investment company under Section 3(c)(14) of the Investment Company Act of 1940,

            (j)   [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to 13d-1(c), check this box: [x]


Item 4.   Ownership.

A. Jubilee Investors LLC
                  (a) Amount beneficially owned: 708,435 shares issuable upon conversion of the Company's Series A Preferred Stock.
                  (b) Percent of class: 9.2% The percentages used herein and in the rest of Item 4 are calculated based upon their being 7,660,964 shares of Common Stock outstanding as reflected in the Form SB-2/A filed by the Company with the Securities and Exchange Commission (the "Commission") on February 10, 1999.
                  (c)   (i)   Sole power to vote or direct the vote: 708,435
                        (ii)  Shared power to vote or direct the vote: -0-
                        (iii) Sole power to dispose or direct the disposition:
                              708,435
                        (iv)  Shared power to dispose or direct the disposition:
                              -0-

CUSIP No. 025569-104
Page 6 of 7 Pages


B. West End Capital LLC
                  (a) Amount beneficially owned: 758,435 (includes 708,435 shares issuable upon exercise of the Company's Series A Preferred Stock held by Jubilee Investors LLC and 50,000 shares issuable upon exercise of warrants held by West End Capital LLC)
                  (b)   Percent of class: 9.9%
                  (c)   (i)   Sole power to vote or direct the vote: 708,435
                        (ii)  Shared power to vote or direct the vote: -0-
                        (iii) Sole power to dispose or direct the disposition:
                              708,435
                        (iv)  Shared power to dispose or direct the disposition:
                              -0-


Item 5.     Ownership of Five Percent or Less of a Class.

      Not applicable.


Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

      West End Capital LLC, the manager of Jubilee Investors LLC, has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it and by Jubilee Investors LLC.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

      Not applicable.


Item 8.  Identification and Classification of Members of the Group.

      Not applicable.


Item 9.  Notice of Dissolution of Group.

      Not applicable.


Item 10.  Certification.

      Each of the Reporting Persons hereby makes the following certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 025569-104
Page 7 of 7 Pages


                                   SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 16, 1999

                                    JUBILEE INVESTORS LLC
                                    By: West End Capital LLC, Manager

                                    By: /s/ Ethan E. Benovitz
                                        ---------------------
                                    Name:  Ethan E. Benovitz
                                    Title: Managing Director



                                    WEST END CAPITAL LLC

                                    By: /s/ Ethan E. Benovitz
                                        ---------------------
                                    Name:  Ethan E. Benovitz
                                    Title: Managing Director

                                                                       Exhibit I

                             JOINT FILING AGREEMENT

      Each of the undersigned hereby agrees that the schedule 13G filed herewith is filed jointly, pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, on behalf of each of them.


Dated: February 16, 1999


                                    JUBILEE INVESTORS LLC
                                    By: West End Capital LLC, Manager

                                    By: /s/ Ethan E. Benovitz
                                        ---------------------
                                    Name:  Ethan E. Benovitz
                                    Title: Managing Director




                                    WEST END CAPITAL LLC

                                    By: /s/ Ethan E. Benovitz
                                        ---------------------
                                    Name:  Ethan E. Benovitz
                                    Title: Managing Director